UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011, OR

o	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number:  333-51223, 333-40264 and 333-108992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan – Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia).

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.	Statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2.	Statement of income and changes in plan equity for each of the latest three fiscal years (or such lesser period as the plan has been in existence).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS AND THRIFT PLAN
MODERN INDUSTRIES COMPANY (DAMMAM) AND
MODERN PRODUCTS COMPANY (SAUDI ARABIA)

Date: March 27, 2012
	By:	/s/ Al-Wazir
Al-Wazir
Trustee

	By:	/s/ Tarek Al-Amoudi
Tarek Al-Amoudi
Trustee

EXHIBIT INDEX

Exhibit No.

      23    Consent of Deloitte & Touche LLP

Employee Savings and Thrift Plan —
Modern Industries Company (Dammam) and
Modern Products Company (Saudi Arabia)

Financial Statements as of December 31, 2011 and 2010 and for the
Years Ended December 31, 2011, 2010 and 2009, and
Report of Independent Registered Public Accounting Firm

EMPLOYEE SAVINGS AND THRIFT PLAN - MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2011, 2010 and 2009	3

Notes to Financial Statements as of December 31, 2011 and 2010 for the Years Ended December 31, 2011, 2010 and 2009	4 - 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Employee Savings and
Thrift Plan — Modern Industries Company (Dammam)
and Modern Products Company (Saudi Arabia)

We have audited the accompanying statements of net assets available for plan benefits of the Employee Savings and Thrift Plan — Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia) (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 27, 2012

EMPLOYEE SAVINGS AND THRIFT PLAN -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2011 AND 2010
(Expressed in Saudi Riyals)

	2011	2010

ASSETS:
Investments — at fair value:
Cash	1,353,440	1,199,421
Money market funds		2,940,129
The Procter & Gamble Company common stock	36,585,757	37,514,344
The J.M. Smucker Company common stock	39,867	38,978

Total investments	37,979,064	41,692,872

Contributions receivable	782,245	581,975

Total assets	38,761,309	42,274,847

LIABILITY — Amounts due to participants	(41,837)	(72,325)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	38,719,472	42,202,522

See notes to financial statements.

EMPLOYEE SAVINGS AND THRIFT PLAN -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Expressed in Saudi Riyals)

	2011	2010	2009

ADDITIONS:
Contributions:
Employees contributions	3,829,311	3,809,669	3,986,538
Companies contributions	1,270,613	1,406,744	1,351,734

Total contributions	5,099,924	5,216,413	5,338,272

Investment income (loss):
Realized gains (losses) from investments	2,327,733	971,938	(405,390)
(Decrease) increase in unrealized
appreciation of investment	(1,686,454)	1,318,620	(692,833)
Interest	-	-	19,700
Dividends	880,677	808,869	655,870

Total investment income (loss)	1,521,956	3,099,427	(422,653)

Total additions — net	6,621,880	8,315,840	4,915,619

DEDUCTIONS — Distributions to and
withdrawals by participants	(10,104,930)	(7,734,730)	(2,535,153)

NET (DECREASE) INCREASE	(3,483,050)	581,110	2,380,466

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
Beginning of year	42,202,522	41,621,412	39,240,946

End of year	38,719,472	42,202,522	41,621,412

See notes to financial statements.

EMPLOYEE SAVINGS AND THRIFT PLAN -
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010 AND
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Expressed in Saudi Riyals)

1.	PLAN DESCRIPTION AND RELATED MATTERS

The following description of the Employee Savings and Thrift Plan — Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia), which is centrally administered as the Savings and Thrift Plan (Saudi Arabia) of The Procter & Gamble Company (the “Plan”), is provided for general information purposes only. Participants should refer to Plan documents for more complete information.

The Plan is not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor is it qualified under the United States Internal Revenue Code Section 401(a).

Trustees — The Trustees of the Plan include the chairman of Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia) (collectively, the “Companies”) and nominated managers of the Companies.

Eligibility — Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plan.

Member’s Accounts — A Member Account and a Company Account are maintained for each employee. The Member Account includes an employee’s contributions, decreased by all withdrawals and increased by all repayments of withdrawals. Interest income and net dividends related to an employee’s contributions are credited to the Member Account. The Company Account includes contributions made by the Companies and net dividends related to the Companies’ contributions.

Employee Contributions — Basic deductions of 5% of base salary are contributed monthly by the employees. Effective January 1, 2010, the employee may only invest these contributions in The Procter & Gamble Company (“P&G”) securities. Prior to January 1, 2010, the employee had the option to invest these contributions in one of the following investment programs previously offered by the Plan:

·	Invest the full amount to purchase P&G securities.
·	Invest the full amount in bank deposits.
·	Invest 50% of the amount to purchase P&G securities, and 50% in bank deposits.

As of December 31, 2011 and 2010, there were 191 and 203 employees participating in the Plan, respectively. The number of participating employees under each of the aforementioned programs at December 31, 2009 were 257, 75 and 9, respectively. Employees may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in P&G securities.

The Plan’s investment in common stock of The J.M. Smucker Company (“Smucker”) resulted from a 2002 transaction between P&G and Smucker.

Companies’ Contributions — The Companies credit each employee with an amount ranging from 25% to 100% of the basic amount contributed by the employee, depending on the employee’s length of continuous service, with the rate reaching 100% after ten years of continuous service.

Earnings — Net dividends earned are used to purchase P&G securities, which are credited to the Member’s Accounts. Interest income is allocated amongst the employees of the Plan in proportion to their investments in bank deposits.

Vesting — The employees are fully vested in their Member Accounts and earnings thereon. Employees become 30% vested in the Companies’ contributions after the first three full years from the date of their membership in the Plan, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership as follows:

From Date of Membership	Vesting
or Renewed Membership	Percentage

Full 3 years	30%
Full 4 years	40
Full 5 years	50
Full 6 years	60
Full 7 years	70
Full 8 years	80
Full 9 years	90
Full 10 years	100

         Withdrawals — Withdrawals may be made from the Member’s Account at any time the employee chooses to, up to the extent of Employee Contributions, the vested portion of the Companies’ Contributions and all relevant profits thereon.

The non-vested portion of the Companies’ Contributions and relevant profits are placed in a frozen account that will continue to vest according to the vesting schedule. These are paid to the employee on separation from the Companies unless the employee meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plan after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

Forfeitures — When employees leave the Plan without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies’ Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing employees using the same formula as the Companies’ Contributions (see Companies Contributions).

Transferability — The Plan is 100% transferable between the Companies.

Costs of the Plan — All administrative costs of the Plan are paid by the Companies.

Plan Amendment — The Companies have the right to amend the Plan at any time. However, no amendment can reduce the vested amount of any Member’s Account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

    Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in P&G securities and Smucker securities which represent a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Valuation of Investments — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted active market prices are used to value these investments. Investments in P&G and Smucker securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest Income — Interest income represents interest earned on bank deposits.

Foreign Currency Translation — The Plan’s primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plan’s year. Earnings in foreign currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2011, 2010 and 2009 were not significant.

Money Market Fund — At December 31, 2010, the Plan invested certain Employees’ and Companies’ Contributions in money market funds.  In January 2011, the Plan invested these amounts in P&G common stock.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures —In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2011 and 2010. The adoption did not materially affect the Plan’s financial statements.

ASU No. 2011-04 —  In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

3.	INVESTMENTS

The investments held by the Plan as of December 31, 2011, 2010 and 2009, and the unrealized appreciation for the years ended December 31, 2011, 2010 and 2009 were as follows (in Saudi Riyals):

	2011	2010	2009

a) The Procter & Gamble Company common stock:
Number of shares	146,248	155,508	160,978

Market value	36,585,757	37,514,344	36,340,736
Cost	(28,220,937)	(27,459,162)	(27,607,337)

Unrealized appreciation	8,364,820	10,055,182	8,733,399

Increase (decrease) in unrealized
appreciation	(1,690,362)	1,321,783	(707,702)

b) The J. M. Smucker Company:
Number of shares	136	158	219

Market value	39,867	38,978	50,316
Cost	(18,314)	(21,333)	(29,508)

Unrealized appreciation	21,553	17,645	20,808

(Decrease) increase in unrealized
appreciation	3,908	(3,163)	14,869

Increase (decrease) in unrealized
appreciation of investments	(1,686,454)	1,318,620	(692,833)

The realized gains (losses) on sales of The Procter & Gamble Company common stock for the years ended December 31, 2011, 2010, and 2009, was determined as follows (in Saudi Riyals):

	2011	2010	2009

Proceeds on sales of shares	10,104,930	4,897,977	2,295,209
Cost	(7,777,197)	(3,926,039)	(2,700,599)

Realized gains (losses) from investments	2,327,733	971,938	(405,390)

4.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Plan classifies investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of levels 1, 2, or 3.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010 (in Saudi Riyals).

	Fair Value Measurements as of December 31, 2011, Using
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	1,353,440	-	-	1,353,440
The Procter & Gamble Company
Common Stock	36,585,757	-	-	36,585,757
The J.M. Smucker Company
Common Stock	39,867	-	-	39,867

Total	37,979,064	-	-	37,979,064

	Fair Value Measurements as of December 31, 2010, Using
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	1,199,421	-	-	1,199,421
Money market funds	2,940,129	-	-	2,940,129
The Procter & Gamble Company
Common Stock	37,514,344	-	-	37,514,344
The J.M. Smucker Company
Common Stock	38,978	-	-	38,978

Total	41,692,872	-	-	41,692,872

5.	RELATED-PARTY TRANSACTIONS

At December 31, 2011 and 2010, the Plan held 146,248 and 155,508 shares, respectively, of common stock of P&G, an affiliate, with a cost basis of SR 28,220,937 and SR 27,459,162, respectively. During the years ended December 31, 2011, 2010, and 2009, the Companies contributed SR 1,270,613, SR 1,406,744, and SR 1,351,734, respectively, to the Plan on behalf of participating employees.

During the years ended December 31, 2011, 2010, and 2009, the Plan recorded dividend income from P&G common stock of SR 879,191, SR 808,102, and SR 655,074, respectively.

6.	TAXES

There are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plan requires that such taxes be borne by the employees.

Dividends on P&G securities are credited to employees net of a 30% withholding tax by the government of the United States of America.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Companies may discontinue contributions at any time and may terminate the Plan subject to the provisions set forth in the Plan documents. In the event that the Plan is terminated, employees would become 100% vested in their accounts.